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                               UNITED STATES OMB
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)*

                                DoubleClick Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   258609 30 4
                      -------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 258609 30 4

--------------------------------------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Kevin J. O'Connor
           .................................................................................................
--------------------------------------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) .............................................................................................

           (b) .............................................................................................

--------------------------------------------------------------------------------------------------------------
       3.  SEC Use only ....................................................................................
--------------------------------------------------------------------------------------------------------------
       4. Citizenship or Place of Organization    U.S.A.
                                                ............................................................
--------------------------------------------------------------------------------------------------------------
                    5.  Sole Voting Power       9,563,674
                                           .................................................................
Number of        ---------------------------------------------------------------------------------------------
Shares              6.  Shared Voting Power         -0-
Beneficially                                ................................................................
Owned by Each    ---------------------------------------------------------------------------------------------
Reporting           7.  Sole Dispositive Power        9,563,674
Person With:                                    ............................................................
                 ---------------------------------------------------------------------------------------------
                    8.  Shared Dispositive Power        -0-
                                                 ...........................................................
--------------------------------------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person    9,964,750*
                                                                         ...................................
      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                                               .............
      11.  Percent of Class Represented by Amount in Row (9)    8.9%
                                                             ...............................................
--------------------------------------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------------------------------------
                        IN
 ............................................................................................................

 ............................................................................................................

 ............................................................................................................

 ............................................................................................................

 ............................................................................................................

 ............................................................................................................
--------------------------------------------------------------------------------------------------------------

     * Includes (i) 7,840 shares of common stock held by Nancy O'Connor, Mr. O'Connor's wife; (ii) 200,000 shares of common stock held by the KN Trust, of which Nancy O'Connor is a trustee; (iii) 96,618 shares of common stock held by The Kono 1999 Charitable Remainder Trust, of which Mr. O'Connor and his wife are the beneficiaries, but Mr. O'Connor's brother, who does not live with Mr. O'Connor, is the trustee; and (iv) 96,618 shares of common stock held by the Kono 1999 NIM-Charitable Remainder Unitrust, of which Mr. O'Connor and his wife are the beneficiaries, but Mr. O'Connor's brother, who does not live with Mr. O'Connor, is the trustee. Mr. O'Connor has not retained investment control over the shares held by the Kono 1999 trusts and, therefore, Mr. O'Connor disclaims all beneficial ownership of these shares.

ITEM 1.

     (a)   Name of Issuer
                  DoubleClick Inc.

     (b)   Address of Issuer's Principal Executive Offices
                  450 West 33rd Street, New York, NY 10001

ITEM 2.

     (a) - (c) Name, Address of Principal Business Offices, and Citizenship of Persons Filing

               Kevin J. O'Connor
               Chief Executive Officer and Chairman of the Board
               DoubleClick Inc.
               450 West 33rd Street
               New York, NY 10001
               Citizenship:  U.S.A.

     (d)   Title of Class of Securities
                  Common Stock

     (e)   CUSIP Number
                  258609 30 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 'SS' 'SS' 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER the PERSON FILING IS A:

     N/A

ITEM 4. OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The information in items 1 and 5 through 11 on page 2 of this Schedule 13G regarding the holdings of Kevin J. O'Connor is hereby incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     N/A

ITEM 10. CERTIFICATION

     N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                  February 11, 2000
                                       -----------------------------------------
                                                        Date


                                                /s/ Kevin J. O'Connor
                                       -----------------------------------------
                                                      Signature


                                       -----------------------------------------
                                                  Kevin J. O'Connor

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                          STATEMENT OF DIFFERENCES
                          ------------------------

 The section symbol shall be expressed as............................... 'SS'